(LOGO) OCWEN


OFFICER'S CERTIFICATE ON ANNUAL STATEMENT AS TO COMPLIANCE

March 24, 2000

Pursuant to the applicable sections of the Servicing Agreements, I Scott W. Anderson as officer of Ocwen Federal Bank FSB (the "Bank") confirm that a review of the activities of the Bank ended December 31, 1999 and of performance under the Servicing Agreements has been made under my supervision. To the best of my knowledge, based on such review, the Bank has fulfilled all of its obligations under the Servicing Agreement throughout the period, other than as noted in the Management Assertion on Compliance with USAP.


Scott W. Anderson
Vice President of Residential Assets